UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2011
Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

[

REPLICEL LIFE SCIENCES INC.
(formerly NEWCASTLE RESOURCES LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the three months ended March 31, 2011

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes	March 31, 2011	December 31, 2010 (Note 14)	January 1, 2010 (Note 14)
Assets
Current assets
Cash		$2,726,857	$1,211,525	$603,907
Sales taxes recoverable		45,156	40,877	-
Prepaid expenses		50,841	23,592	21,320
		2,822,854	1,275,994	625,227
Non-current assets
Equipment	6	33,292	32,748	19,239
Total Assets		$2,856,146	$1,308,742	$644,466
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	177,651	548,280	87,423
Advances payable	7	72,884	75,015	-
Total Liabilities		250,535	623,295	87,423
Shareholders’ Equity
Common shares	8	6,004,535	3,344,320	1,154,800
Preferred shares		204	204	-
Share subscriptions		-	-	17,500
Contributed surplus		392,952	235,705	-
Deficit		(4,372,934)	(3,219,782)	(615,257)
Attributable to Owners’ of the Parent		2,024,757	360,447	557,043
Attributable to the Non-controlling Interest		580,854	325,000	-
Total Shareholders’ Equity		2,605,611	685,447	557,043
Total Liabilities and Shareholders’ Equity		$2,856,146	$1,308,742	$644,466

Ability to Continue as a Going Concern (Note 2)
Events After the Balance Sheet Date (Note 12)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Approved on behalf of the Board:

/s/ "David Hall"                            /s/ "Peter Jensen"
Director                                 Director

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2011	March 31, 2010
Clinical Development
Clinical trial costs (Note 9)	$182,583	$155,563

Research and Development
Consulting fees (Note 9)	38,000	33,000
Intellectual property costs	14,048	-

Sales and Marketing
Consulting fees	47,613	22,953

General and Administrative
Amortization (Note 6)	2,380	-
Accounting and audit fees	11,401	-
Computer and IT expenses	5,111	16,652
Legal fees (Note 9)	17,228	9,143
Consulting fees (Note 9)	39,250	43,471
Insurance	10,199	10,629
Office and telephone	20,533	9,699
Rent	10,500	1,483
Salaries (Note 9)	139,094	9,214
Stock-based compensation (Notes 5 and 8)	335,292	15,442
Travel and promotion	22,972	20,970
Foreign exchange loss	1,094	-
Net Loss and Comprehensive Loss	$(897,298)	$(348,219)

Net Loss and Comprehensive Loss attributable to Non-controlling Interest	$(183,915)	$-
Net Loss and Comprehensive Loss attributable to Parent	(713,383)	-
Basic and Diluted Loss Per Share	$(0.03)	$(0.02)

Weighted Average Shares Outstanding	25,655,961	21,057,396

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Cash Flows
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2011	March 31, 2010

Operating Activities
Net loss and comprehensive loss	$(897,298)	$(348,219)
Add items not involving cash:
Amortization (Note 6)	2,380	-
Unrealized foreign exchange	(2,131)	-
Stock-based compensation (Note 8)	335,292	15,442

Changes in non-cash working capital balances:
Sales taxes recoverable	(4,279)	-
Prepaid expenses	(27,249)	(29,553)
Accounts payable and accrued liabilities	(370,629)	3,446
Net Cash Used in Operating Activities	(963,914)	(358,884)

Investing Activities
Purchase of Equipment	(2,924)	(12,451)
Net Cash Used in Investing Activities	(2,924)	(12,451)

Financing Activities
Subscriptions received	-	520,000
Issuance of common shares	2,482,170	-
Net Cash Provided by Financing Activities	2,482,170	520,000

Increase in cash during the period	1,515,332	148,665

Cash, beginning of the period	1,211,525	603,907

Cash, end of the period	$2,726,857	$752,572

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$Nil	$Nil
Cash paid for interest	$Nil	$Nil

Non-cash Transactions (Note 13)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (Formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Changes in Equity
For the three months ended March 31, 2011 and 2010 and for the year ended December 31, 2010
(Stated in Canadian Dollars)
(Unaudited)

	Attributable to the Owners’ of the Parent										Attributable
	Common Stock										To Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2010	9,154,800	$1,154,800	$17,500	-	$-	-	$-	$-	$(615,257)	$557,043	$-	$557,043
Shares issued for cash at $1.00	430,000	430,000	(30,000)	-	-	-	-	-	-	400,000	-	400,000
Cash received for shares issued in 2009 at $1.00	-	-	12,500	-	-	-	-	-	-	12,500	-	12,500
Recapitalization transactions
Pursuant to the acquisition of TrichoScience – Note 5	(9,584,800)	-	-	-	-	-	-	-	-	-	-	-
Exchange of shares – Note 5	22,653,960	818,325	-	5,577,580	-	5,577,580	-	-	(62,000)	756,325	325,000	1,081,325
Acquisition of 583885 – Note 5	4,400,000	941,195	-	-	-	-	-	-	-	941,195	-	941,195
Preferred shares issued for cash at US$0.0001	-	-	-	-	-	2,000,000	204	-	-	204	-	204
Stock based compensation – Note 8	-	-	-	-	-	-	-	235,705	-	235,705	-	235,705
Net loss for the year	-	-	-	-	-	-	-	-	(2,542,525)	(2,542,525)	-	(2,542,525)
Balance, December 31, 2010	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (Formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Changes in Equity
For the three months ended March 31, 2011 and 2010 and for the year ended December 31, 2010
(Stated in Canadian Dollars)
(Unaudited)

											Attributable
	Attributable to the Owners’ of the Parent										To
	Common Stock										Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447
Shares issued for cash at USD $1.00	2,550,000	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170
Finder’s fee shares issued	101,200	-	-	-	-	-	-	-	-	-	-	-
Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 5	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-
Exchange of shares – Note 5	3,695,897	-	-	1,847,949	-	1,847,949	-	-	65,576	65,576	(65,576)	-
Stock based compensation – Note 8	-	-	-	-	-	-	-	157,247	-	157,247	-	157,247
Escrow release – Note 5	-	178,045	-	-	-	-	-	-	-	178,045	-	178,045
Net loss for the period	-	-	-	-	-	-	-	-	(713,383)	(713,383)	(183,915)	(897,298)
Balance, March 31, 2011	33,401,057	$6,004,535	$-	7,425,529	$-	9,425,529	$204	$392,952	$(4,372,934)	$2,024,757	$580,854	$2,605,611

											Attributable
	Attributable to the Owners’ of the Parent										To
	Common Stock										Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2010	9,154,800	$1,154,800	$17,500	-	$-	-	$-	$-	$(615,257)	$557,043	$-	$557,043
Share subscriptions	-	-	520,000	-	-	-	-	-	-	520,000	-	520,000
Net loss for the period	-	-	-	-	-	-	-	-	(348,219)	(348,219)	-	(348,219)
Balance, March 31, 2010	9,154,800	$1,154,800	$537,500	-	$-	-	$-	$-	$(963,476)	$728,824	$-	$728,824

The accompanying notes form an integral part of these consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

1.	Nature of Operations

Newcastle Resources Ltd. was incorporated under the Ontario Business Corporations Act on April 24, 1967.  On June 22, 2011, Newcastle Resources changed its name to RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) and its reporting jurisdiction to British Columbia.  Its common shares are listed for trading in the United States on the OTCQB.  The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration.  Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology.  The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

2.	Basis of Presentation

a)	Statement of Compliance and Conversion to International Financial Reporting Standards

The financial statements of the Company for the year-ending December 31, 2011 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”). These condensed interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

As these condensed consolidated interim financial statements are the Company’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with pre-changeover Canadian GAAP have been included in these financial statements for the comparative annual period. However, these condensed interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2010 annual audited financial statements. The explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14.

The financial statements were authorized for issue on June 23, 2011 by the directors of the Company.

b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets that have been measured at fair value. These condensed consolidated interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency and include the accounts of the Company and its subsidiaries.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

c)	Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At March 31, 2011, the Company is still in the research stage, and has accumulated losses of $4,372,935 since its inception and expects to incur further losses in the development of its business, which casts significant doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

d)	Principles of Consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2011.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-company balances, transactions, unrealized gains and losses resulting from inter-company transactions are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

3.	Significant Accounting Policies

The accounting policies set out below are expected to be adopted for the year-ending December 31, 2011 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

Details of controlled entities are as follows:

		Percentage Owned
	Country of incorporation	March 31, 2011	December 31, 2010	March 31, 2010
TrichoScience Innovations Inc.	Canada	75.3%	55.4%	-
583885 BC Ltd.	Canada	100%	100%	-

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

3.	Significant Accounting Policies - Continued

a)	Critical Accounting Estimates, assumptions and judgements

The preparation of condensed consolidated interim financial statements in accordance with IAS 34 requires the use of estimates, assumptions and judgment that in some cases relate to matters that are inherently uncertain, and which affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Changes to estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of expenses during the reporting period. Actual results could also differ from those estimates under different assumptions and conditions. Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8 d).

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

b)	Business Combinations and Reverse Take-overs

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in legal fees.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

3.	Significant Accounting Policies - Continued

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date through profit or loss.

Reverse take-overs that do not meet the definition of a business are accounted for as asset acquisitions using the requirements of IFRS 2 – share-based payments.

c)	Cash

Cash includes cash on hand and in banks.

d)	Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment are as follows:

Office furniture and equipment	20%
Computer equipment	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate Depreciation is taken at half the annual rate in the year of acquisition.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

3.	Significant Accounting Policies - Continued

e)	Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end.  Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

f)	Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired.  If such evidence exists, the impairment loss is the difference between the amortized costs of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate.  The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.  Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

g)	Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the relevant period.

Diluted loss per share reflects the potential dilution of securities that could occur if potentially dilutive securities are exercised or converted to common stock. The dilutive effect of options and warrants and their equivalents is computed by application of the treasury stock method. Dilutive amounts are not presented when the effect of the computations is anti-dilutive due to the losses incurred. Accordingly, there would be no difference in the amounts presented for basic and diluted loss per share.

The number of shares potentially issuable at March 31, 2011 that were not included in the computation of net loss per share totaled 5,035,000 (2010: Nil) consisting of 2,835,000 (2010: Nil) outstanding stock options and 2,200,000 (2010: Nil) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones.

h)	Income Taxes

Income tax expense comprises of current and deferred tax.  Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

3.	Significant Accounting Policies - Continued

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized.  At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

i)	Research and Development Costs

Research costs are expensed as incurred.

Development costs are expensed as incurred unless the Company can demonstrate the technical feasibility, the intention to complete the intangible assets and use or sell it, how the intangible asset will generate probable future economic benefits, the availability of adequate technical, financial and other resources to complete the development, and the ability to measure reliably the expenditure attributable to the intangible assets development.  Research and development costs include, but are not limited to, contract research costs associated with clinical trials, consulting and regulatory fees, professional fees and licensing fees.

j)	Foreign Currency Translation

Foreign currency accounts are presented in Canadian dollars, which is also the functional currency.

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date.  At the year-end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated.  Non-monetary assets and liabilities that are measured at fair value or a re-valued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

k)	Share-based Payments

The Company adopted a stock option plan during the year ended December 31, 2010 (Note 8(c)).  In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company.  The Company accounts for all grants of options and equity instruments to employees, non-employees and directors by the Company and on its behalf in accordance with the fair value method of accounting for stock-based compensation.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

3.	Significant Accounting Policies - Continued

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 8(c)).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.  No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized as employee benefits expense.

l)	Events After the Balance Sheet Date

Events after the balance sheet date that provide additional information about the Company’s position at the balance sheet date (adjusting event) are reflected in the condensed consolidated interim financial statements. Events after the balance sheet date that are not adjusting events, if any, are disclosed when material to the condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

3.	Significant Accounting Policies - Continued

m)	Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured  at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.
Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.      Accounting Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The following new standards, amendments and interpretations, that have not been early adopted in these condensed consolidated interim financial statements, will or may have an effect on the Company’s future results and financial position:

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new and the amendments to the new standard.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated interim financial statements, will not have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)
•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)
•	Amendments to IFRS 9: Financial Instruments (Effective for periods beginning on or after January 1, 2013)

5.	Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) and with certain accepting shareholders of TrichoScience, whereby RepliCel  acquired 50.7% of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 common shares, 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of RepliCel  (the “Acquisition”).  Also at closing, RepliCel acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 (“Investment One”), thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010.

TrichoScience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is currently researching and developing its product and therefore has not yet realized any revenues from its planned operations.

As the former shareholders of TrichoScience obtained control of more than 50% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as TrichoScience being the continuing entity and the resulting consolidated interim financial statements are presented as a continuation of TrichoScience.  The comparative figures are those of TrichoScience.

As TrichoScience is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values.  The Company’s assets and liabilities at the date of the transaction are also included in the consolidated balance sheets at their historical carrying values.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

5.	Reverse Takeover Transaction - Continued

RepliCel is not considered a business as defined by IFRS. As a result, at the date of the acquisition, the transaction was accounted for as a share based payment transaction under IFRS 2 Share Based Payments whereby TrichoScience is deemed to have issued shares in exchange for the net assets of RepliCel together with the listing status of RepliCel.

The net identifiable assets of RepliCel at the date of the acquisition were as follows:

Cash	$1,109,664
Sales taxes recoverable	19,319
Prepaid expenses	13,393
Accounts payable and accrued liabilities	(71,035)
Advances payable	(75,015)

Net assets acquired	$996,326

The Company recognized $85,000 as listing expense, being the difference between the fair value of the share based payment of $1,081,326 and the net identifiable assets received. The fair value of the share based payment was determined with reference to the fair market value of Newcastle shares that would have been received by the shareholders of TrichoScience had 100% of the shares been exchanged.  The fair value of each Newcastle share was determined with reference to the price at which the shares had been sold in arms’ length transaction prior to the acquisition.

At closing, the TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee.  The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Non-Controlling Interest

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-Accepting Shareholders”) and, as such, should be treated as a non-controlling interest in the consolidated interim financial statements.  In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets.  The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience.

The Non-Accepting Shareholders are entitled to tender their shares at any time until June 22, 2012 in exchange for RepliCel shares under the same terms as those provided to the Accepting Shareholders.

During the three months ended March 31, 2011, an additional 1,610,200 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders. As a result the non-controlling interest was decreased to 24.7% and the Company recorded an adjustment of $65,576, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

During the three months ended March 31, 2011, RepliCel purchased 2,050,000 common shares of TrichoScience for $2,050,000 (“Investment Two”).  As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

5.	Reverse Takeover Transaction - Continued

Subsequent to March 31, 2011, 100% percent of the non-accepting shareholders tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience became a 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished.

Class B and C Preferred Shares

No amount of the value assigned to share capital issued on this transaction was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value at the time of closing.    Each Class B preferred share is voting and will be extinguished on the date on which:

-
RepliCel  has purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel  raises the proceeds to make these investments by selling its shares at not less than $1 per share (completed); and

-	RepliCel has acquired at least 90% of the issued and outstanding common shares of TrichoScience (completed subsequently).

The Class B preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

Each Class C convertible preferred share is voting and convertible into ½ of one common share of RepliCel upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States.  The Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”).

3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. At December 31, 2010 there were 2,550,000 shares held in escrow.

At March 31, 2011, the performance conditions with respect to 350,000 shares had been achieved, being the completion Investment Two described above, and $178,045 (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation.  Compensation expense relating to the transaction date fair value of the remaining 2,200,000 common shares will be recognized in the periods the occurrence of the respective performance condition is probable and amortized over the period until the performance condition is met.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2010	$25,880	$16,158	$42,138
Additions	-	2,924	2,924
Disposals	-	-	-
At March 31, 2011	25,880	19,182	45,062
Depreciation: At December 31, 2010	5,311	4,079	9,390
Charge for the period	1,028	1,352	2,380
Elimination on disposal	-	-	-
At March 31, 2011	6,339	5,431	11,770
Net book value: At December 31, 2010	20,569	12,179	32,748
At March 31, 2011	$19,541	$13,751	$33,292

	Furniture and Equipment	Computer Equipment	Total
Cost: At January 1, 2010	$15,126	$6,563	$21,689
Additions	10,754	23,014	33,771
Disposals	-	(13,322)	(13,322)
At December 31, 2010	25,880	16,258	42,138
Depreciation: At January 1, 2010	1,513	937	2,450
Charge for the period	3,798	3,142	6,940
Elimination on disposal	-	-	-
At December 31, 2010	5,311	4,079	9,390
Net book value: At January 1, 2010	13,613	5,626	19,239
At December 31, 2010	$20,569	$12,179	$32,748

7.	Advances Payable

Advances payable of $72,884 (US$75,000) is from an unrelated third party.  Advances payable are unsecured, non-interest bearing and have no specific terms of repayment.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

8.	Share Capital

a)	Authorized:

        Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value
Unlimited Class B voting preferred shares without par value
Unlimited Class C voting, convertible preferred shares without par value

b)      Issued and Outstanding:

During the three months ended March 31, 2011:

(i)
The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000).  A finder’s fee of 101,200 common shares was issued in connection with the private placement

(ii)
The Company acquired 1,610,200 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 3,695,897 common shares, 1,847,949 Class B preferred shares and 1,847,949 Class C preferred shares in RepliCel.

At March 31, 2011 there were 33,401,057 issued and fully paid common shares (December 31, 2010 – 27,053,960).

During the year ended December 31, 2010:

(i)	The Company issued 430,000 common shares at a price of $1.00 per share, of which $30,000 had been received during the year ended December 31, 2009.

c)      Stock Option Plans:

(i)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire 1,211,000 of their TrichoScience shares to employees and consultants of TrichoScience during the year ended December 31, 2010.  These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the share exchange agreement, the Founders Stock Option Agreements were converted into rights to receive the Founders’ RepliCel shares.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)
On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

8.	Share Capital - Continued

d)      Fair value of Options Issued During the Period

During the year ended December 31, 2010, under the Company Stock Option Plan 1,485,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$0.50 per share and expire July 13, 2017 and vest on December 22, 2011. On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 18, 2018. The options vest over a three year period.

       The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	Founders Stock Options	December 22, 2010 Company Stock Options	March 11, 2011 Company Stock Options
Risk-free interest rate	2.88%	2.66%	2.88%
Weighted-average expected life	6.45 years	7.00 years	7.00 years
Expected volatility	81%	81%	81%
Expected dividends	Nil	Nil	Nil
Fair value	0.17	0.17	0.72

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.  As at March 31, 2011 no options have been issued to non-employees of the Company.

e)      Stock-based Compensation

The Company recognized a fair value of $30,469 as stock based compensation expense in the statement of operations for the three months ended March 31, 2011 (March 31, 2010 - $Nil) for stock options granted under the Founders Stock Option Agreements.

The Company recognized a fair value of $126,777 as stock based compensation expense in the statement of comprehensive loss for the three months ended March 31, 2011 (March 31, 2010 - $nil) in respect of options granted under the Company Stock Option Plan.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

8.	Share Capital - Continued

A summary of the status of the stock options outstanding for the three months ended March 31, 2011 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2010	-	$-
Granted	1,485,000	US 0.50
Exercised	-	-
Forfeited	-	-
Outstanding, December 31, 2010	1,485,000	US 0.50
Exercisable, December 31, 2010	-	-
Outstanding, December 31, 2010	1,485,000	$ US 0.50
Granted	1,350,000	US 1.00
Exercised	-	-
Forfeited	-	-
Outstanding, March 31, 2011	2,835,000	$ US 0.74
Exercisable, March 31, 2011	-	-

e)	Escrow Shares

Pursuant to the Acquisition described in Note 5, at March 31, 2011:

i)
2,200,000 (December 31, 2010: 2,550,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the three months ended March 31, 2011, 350,000 of shares were released from escrow pursuant to the $2,050,000 investment by RepliCel in TrichoScience. The Company recognized a fair value of $178,045 as stock based compensation expense in the statement of operations for the three months ended  March 31, 2011 (March 31, 2010 - $Nil) in respect of those shares released from escrow.

ii)	14,851,060 (December 31, 2010: 11,155,165) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

a)	15% will be released on January 1, 2012;
b)	15% will be released on each of April 1, July 1, and October 1 of 2012 and January 1 and April 1 of 2013; and
c)	the remaining 10% will be released on July 1, 2013

As the release of these shares is certain, they have been included in the calculation of loss per share.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

9.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2011	December 31, 2010	January 1, 2010
Companies controlled by directors of the Company	$6,346	$27,886	$-
Directors or officers of the Company	-	43,080	29,000
	$6,346	$70,966	$29,000

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with company’s that are controlled by directors and/or officers of the Company. The transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

	Three months ended
	March 31, 2011	March 31, 2010
Research and development consulting fees	$20,000	$10,000
Administrative consulting fees	27,250	29,200
Rent	9,000	-
Clinical trial costs	18,000	18,000
Legal fees	6,346	-
	$80,596	$57,200

Key management personnel compensation

The Company considers the Chief Executive Officer and the Chief Financial Officer as key management.

	Three months ended
	March 31, 2011	March 31, 2010
Short-term employee benefits – salaries and wages	99,000	-
Stock-based compensation	19,110	-
	$118,110	$-

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

10.   Financial Instruments and Risk Management

As at March 31, 2011, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and advances payable.

The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business  requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. Without further equity financing, it is unlikely that the Company will be able to meet the obligations associated with its financial liabilities.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.  Advances payable are non interest bearing and therefore are not subject to interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010	January 1, 2010

Cash	$2,726,857	$1,211,525	$603,907
	$2,726,857	$1,211,525	$603,907

         Financial liabilities included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	$177,651	$548,280	$87,423
Advance payable	72,884	75,014	-
	$250,535	$623,294	$87,423

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

11.   Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by building cash reserves by reducing its capital expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank  accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties.

There has been no change in the Company’s approach to capital management during the three months ended March 31, 2011.

12.   Events After the Balance Sheet Date

Subsequent to March 31, 2010, RepliCel acquired the remaining 3,114,600 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 7,148,949 common shares, 3,574,471 Class B preferred shares and 3,574,471 Class C convertible preferred shares of RepliCel  and as a result RepliCel ’s interest in TrichoScience increased to 100%.

As a result of this and the satisfaction of the remaining financing commitment described in note 5 above, all of the Class B preferred shares previously issued were cancelled.

13.   Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. During the three months ended March 31, 2011, the Company acquired 1,610,200 common shares of TrichoScience in exchange for 3,695,895 common shares, 1,847,949 Series B Preferred Shares and 1,847,949 Series C Preferred Shares of the Company, which was excluded from the condensed consolidated interim statement of cash flows.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

14.   First Time Adoption of International Financial Reporting Standards

The Company’s financial statements for the year-ending December 31, 2011 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

Optional Exemptions

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Business Combinations

The Company elected to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have been restated.

Share-based Payment Transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and had vested before the Transition Date. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS.

Mandatory Exceptions

De-recognition of Financial Assets and Liabilities

The Company has applied the de-recognition requirements in IAS 39 Financial Instruments: Recognition and Measurement prospectively from the Transition Date.  As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result the Company has not used hindsight to revise estimates.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

14.   First Time Adoption of International Financial Reporting Standards - Continued

Reconciliations of Pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The changes made to the statements of financial position and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the  statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared/

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

Reconciliation of assets

		As at December 31, 2010			As at January 1, 2010
	Notes	Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition	IFRS
Current assets
Cash		$1,211,525	$-	$1,211,525	$603,907	$-	$603,907
Sales tax recoverable		40,877	-	40,877	-	-	-
Prepaid expenses		23,592	-	23,592	21,320	-	21,320
		1,275,994	-	1,275,994	625,227	-	625,227
Non-current assets
Equipment		32,748	-	32,748	19,239	-	19,239
Total Assets		$1,308,742	$-	$1,308,742	$644,466	$-	$644,466

Reconciliation of liabilities

			As at December 31, 2010			As at January 1, 2010
	Notes		Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition		IFRS
Liabilities
Current liabilities
Accounts payable and accrued liabilities			$548,280	$-	$548,280	$87,423		$-	$87,423
Advances payable			75,015	-	75,015	-		-	-
Total Liabilities			623,295	-	623,295	87,423		-	87,423

Non-controlling interest	14	(a)	327,640	(327,640)	-	-		-	-
Shareholders’ Equity
Common shares	14	(a)(c)	2,312,152	1,032,168	3,344,320	1,154,800		-	1,154,800
Preferred shares			204	-	204	-		-	-
Share subscriptions			-	-	-	17,500		-	17,500
Contributed surplus	14	(a)	129,635	106,070	235,705	-		-	-
Deficit	14	(a)(b)(c)	(2,084,184)	(1,135,598)	(3,219,782)	(615,257)		-	(615,257)
Attributable to Owners’ of the Parent			357,807	-	360,447	557,043		-	557,043
Attributable to the Non-controlling Interest			-	325,000	325,000	-		-	-
Total Shareholders’ Equity			357,807	-	685,447	557,043		-	557,043
Total Liabilities and Shareholders’ Equity			$1,308,742	$-	$1,308,742	$644,466	$		$644,466

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

Reconciliation of loss and comprehensive loss

			For the year ended December 31, 2010			For the three months ended March 31, 2010
	Notes		Canadian GAAP	Effect of Transition	IFRS	Canadian GAAP	Effect of Transition	IFRS

Clinical Development
Clinical trials			$367,763	$-	$367,763	$155,563	$-	$155,563

Research and Development
Consulting fees			132,100	-	132,100	33,000	-	33,000
Intellectual property costs			50,386	-	50,386	-	-	-

Sales and Marketing
Professional fees			57,353	-	57,353	22,953	-	22,953

General and Administrative
Amortization			6,940	-	6,940	-	-	-
Accounting and audit fees	14	(c)	53,792	27,664	81,456	-	-	-
Computer and IT expenses			21,638	-	21,638	16,652	-	16,652
Legal fees	14	(c)	91,190	25,764	116,954	9,143	-	9,143
Listing expense	14	(b)	-	85,000	85,000	-	-	-
Consulting fees			198,196	-	198,196	43,471	-	43,471
Insurance			30,472	-	30,472	10,629	-	10,629
Office and telephone			29,556	-	29,556	9,699	-	9,699
Rent			26,916	-	26,916	1,483	-	1,483
Salaries			109,830	-	109,830	9,214	-	9,214
Stock-based compensation			1,176,900	-	1,176,900	15,442	-	15,442
Travel and promotion			51,065	-	51,065	20,970	-	20,970
Foreign exchange loss			-	-	-	-	-	-
Net loss and Comprehensive loss			$(2,404,097)	$(138,428)	$(2,542,525)	$(348,219)	$-	$(348,219)
Basic and diluted loss per share			$(0.11)	$-	$(0.11)	$(0.02)	$-	$(0.02)

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

14.    First Time Adoption of International Financial Reporting Standards - Continued

Reconciliation of equity

	Notes		December 31, 2010	January 1, 2010
Equity previously reported under Canadian GAAP			$357,807	$557,043

Adjustment upon adoption of IFRS:
Difference due to the reversal of the recognition of the non-controlling interest.	14	(a)	327,640	-
Total Equity reported under IFRS			$685,447	$557,043

Notes to reconciliations

a)
Under Canadian GAAP, non-controlling interest was presented between liabilities and equity on the statement of financial position.  Under IFRS, non-controlling interest is included as a component of shareholders equity.

b)
Under IFRS, the Company recognized a listing expense in association with the reverse take-over transaction. The transaction should be accounted for as an asset acquisition in TrichoScience for share consideration under IFRS 2. TrichoScience is deemed to have issued shares in exchange for the net assets of RepliCel together with the listing status of RepliCel. The reverse takeover should be treated as a share based payment transaction with the recognition of the listing expense as an unidentifiable good/service. IFRS2.13A requires the Company to measure this unidentifiable asset as the difference between the fair value of the share based payment and the fair value of the net identifiable assets received. The full fair value of the net assets received was $996,400 and the consideration given by TrichoScience had 100% of the shares been acquired was $1,080,970, giving rise to a listing expense of $85,000.

In addition, under IFRS the Company recognized a charge to deficit of $62,000, being the adjustment to non-controlling interest for the change in ownership in respect of pre-combination net assets of TrichoScience arising from the $1,000,000 Investment One by the Company.

c)
Under Canadian GAAP, deferred acquisition costs of $130,328 associated with the reverse take-over transaction were debited to share capital. Of this total, $76,900 was incurred by RepliCel pre-reverse takeover and therefore is not reflected in the consolidated statement of loss and comprehensive loss. Under IFRS, the Company expensed these acquisition costs in the period in which they were incurred.

REPLICEL LIFE SCIENCES INC.

(formerly Newcastle Resources Ltd.)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

For the three months ended March 31, 2011

The following management discussion and analysis of the financial position, results of operations and cash flows of RepliCel Life Sciences Inc. (formerly Newcastle Resources Ltd.) (“the Company” or “RepliCel”), for the three months ended March 31, 2011 includes information up to and including June 29, 2011 and should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2011 and the annual audited consolidated financial statements for the for the years ended December 31, 2010, 2009 and 2008.  The interim financial statements for the three months ended March 31, 2011 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. All amounts included in the financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  The reader is encouraged to review the Company’s statutory filings on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Operations

The Company was incorporated under the Ontario Business Corporations Act on April 24, 1967.  We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario.  We are a foreign private issuer in the United States.  Our common shares trade in the United States on the OTCQB under the trading symbol “NCSLF”.  The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration.  Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology.  The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) and with certain accepting shareholders of TrichoScience, whereby RepliCel  acquired 50.7% of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 common shares, 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of RepliCel  (the “Acquisition”).

Also at closing, RepliCel acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 (“Investment One”), thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010.

TrichoScience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is currently researching and developing its product and therefore has not yet realized any revenues from its planned operations.

As the former shareholders of TrichoScience obtained control of more than 50% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as TrichoScience being the continuing entity and the resulting consolidated interim financial statements are presented as a continuation of TrichoScience and the comparative figures are those of TrichoScience.

At closing, the TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee.  The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-Accepting Shareholders”) and, as such, should be treated as a non-controlling interest in the consolidated interim financial statements.  In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets.  The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience.

During the three months ended March 31, 2011, an additional 1,610,200 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders. As a result the non-controlling interest was decreased and the Company recorded an adjustment of $65,576, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

During the three months ended March 31, 2011, RepliCel purchased 2,050,000 common shares of TrichoScience for $2,050,000 (“Investment Two”).  As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

As a result of the above, the non-controlling interest was decreased to 24.7% at March 31, 2011.

Class B and C Preferred Shares

No amount of the value assigned to share capital issued on this transaction was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value at the time of closing.    Each Class B preferred share is voting and will be extinguished on the date on which:

•
RepliCel  has purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel  raises the proceeds to make these investments by selling its shares at not less than $1 per share; and

•	RepliCel has acquired at least 90% of the issued and outstanding common shares of TrichoScience.

The Class B preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

Each Class C convertible preferred share is voting and convertible into ½ of one common share of RepliCel upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States.  The Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

Subsequent to March 31, 2011, 100% percent of the non-accepting shareholders tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience became a 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished.

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”).

3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. On December 22, 2010 two performance conditions were met and 850,000 shares were released from escrow. At December 31, 2010 there were 2,550,000 shares held in escrow.

During the three months ended March 31, 2011, an additional performance condition with respect to 350,000 shares was achieved and $178,045 (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation.  Compensation expense relating to the transaction date fair value of the remaining 2,200,000 common shares will be recognized in the periods the occurrence of the respective performance condition is probable and amortized over the period until the performance condition is met.

OVERALL PERFORMANCE

Business Overview

As a result of the closing of the acquisition of the shares of TrichoScience, we are now in the business of developing and patenting a new hair cell replication technology that has the potential to become the world’s first autologous treatment for pattern baldness and general hair loss in men and women.

Our cellular replication and implantation technology is designed to grow new hair follicles in patients suffering from androgenetic alopecia as well as other causes of balding or thinning scalp hair. The procedure is also designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.

Our technology has been developed over nine years of research, experimentation and trials. The mechanics of our technology involve the extraction of as few as 10 to 20 hair follicles from a patient. The cells are then replicated in a laboratory through our cellular replication process and injected back into the patient’s bald scalp. The implanted cells induce the formation and growth of new hair follicles and also help rejuvenate damaged hair follicles. Our anticipated long term result is the restoration of a full head of hair that has been seeded by the patient’s own natural hair cells.

The product development path of our technology effectively began in 2000 with completion of initial animal trials in Germany. These experiments on mice demonstrated that hair follicle “dermal sheath cup” cells could induce successful hair growth. These results have led us to believe in the effectiveness of the procedure and its potential to become a solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and culture laboratories, and sourced initial funding.  In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience.

We believe our technology will offer several advantages over current hair loss solutions. Traditional hair transplantation surgery requires the surgical removal of a prominent band of hair-bearing scalp from the back of the head, dissection of individual hair follicles and then implantation of these follicles into the balding region of the scalp. Often, a number of similar surgical procedures are required to achieve the desired result. In effect, surgical hair transplantation removes and redistributes a patient’s own hair follicles to cover sections of bald scalp, leaving bare patches of scalp where the hair was removed.

In contrast, our technology is designed to replicate a patient’s hair cells and rejuvenate miniaturized hair follicles as well as inducing entirely new follicles to grow from the balding scalp. We believe there will be no pain involved, nor long recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back rather than to redistribute hair from the back of the scalp to the front.

In addition, hair transplantation surgery requires a team of six or more people, including up to four technicians trained in micro-dissection. The surgical procedure is designed to take approximately eight hours to complete. Our technology is designed to be fully performed by a single clinician who requires minimal training. We expect the time involved to be less than two hours.

Regulatory Environment

We are developing and advancing a clinical and regulatory strategy for worldwide regulatory approvals of our technology.  Specifically, the following projects have been identified for immediate product and company development:

-	completion of Phase 1a human clinical trials in Europe, trials commenced in December, 2010;

-	scheduling of Phase 2 human clinical trials in Canada, Europe and the U.S.; and

-	ongoing studies and development of our technology.

Regulations and challenges vary from country to country. We have obtained scientific advice from the European Union regulatory authorities and are generating additional safety data in order to satisfy the requests of such authorities. The planned human phase trials meet good clinical practice requirements. We expect data from successful European Union-approved trials to facilitate similar trial approvals for Canada and other jurisdictions.

We believe the regulatory process will be aided by competitors who have safely conducted similar clinical trials using a different type of hair cell. We believe this information mitigates the risk element for our trials.

We received approval to launch our first-in-man clinical study at the Scientific Research Institute for Skin and Venereal Diseases in Tbilisi, Georgia. This double-blind study is designed to test the safety and efficacy of our technology in 20 patients with androgenetic alopecia through the assessment of three endpoints:

-
Primary endpoint - the local safety profile of our technology at the 6 month time point as defined by the incidence, relationship, severity and seriousness of adverse events at the injection sites and local tolerance (as judged by the investigator and patient);

-
Secondary endpoint (Safety) - the local safety profile (as defined above) of our technology at the 12 and 24 month time points; systemic adverse events over the 24-month study; analysis of macroscopic images of injection sites; and analysis of histopathological biopsies taken at the 6, 12, and 24 month time points; and

-	Secondary endpoint (Efficacy) - difference in hair thickness and hair density between 6 months (Visit 7) and baseline will be calculated using the TrichoScan® procedure.

We received written approval to conduct the study on November 11, 2010 from the Georgian National Bioethics Committee.  Biopsies from the 20 patients participating in the TS001-2010 study have been collected and sent to Innovacell Biotechnologie AG in Innsbruck, Austria for processing.  The study product was ready for injection into study participants beginning in early spring 2011.  At this time, participants will not only receive an injection of their replicated cells on one part of the scalp, but will also receive an injection of placebo (cellular transport medium without replicated cells) on the other side of the scalp.  This will allow for better assessment of the safety and efficacy of our technology.

We anticipate collecting data from the 6 month time point in late 2011.  This data will allow for analysis of our primary endpoint of the study in the form of an interim analysis.  Patients will continue participating in the study through early 2013 when the 24-month visits will be conducted.

Regulatory approval for our technology is subject to different regulations for different jurisdictions.  Initiating human trials requires different depths and volume of pre-clinical research prior to approval for first-in-man trials.  However, common to virtually all jurisdictions, is to demonstrate in humans the safety of the technology.  Our first trial has been developed to prove safety first and efficacy second.

Commercial approval will require that safety has been demonstrated.  However, commercial sales will only require that we demonstrate efficacy to the public.  We will not be required to get approval from private or overnment insurance plans with respect to pharmacoeconomics, as the product purchase decision is not medical, but rather personal.

Intellectual Property

The success of our company will be highly dependent on the protection of our intellectual property. In 2008, we were granted a patent for our technology in each of Australia and the European Union.  We have also applied for patents, which are currently pending, in other global jurisdictions.

Management Changes

On May 27, 2011, Matthew Wayrynen resigned from his position as director of the Company and

Peter Lewis was appointed to the Board of Directors.  Mr. Lewis is a chartered accountant and partner with Lewis and Company, a firm specializing in taxation law since 1993. His areas of expertise include tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis is a sought after educator, having taught and presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined ten years. Mr. Lewis is currently a member of the University Endowment Lands Community Advisory Committee.

Marketing Strategy

The Company has launched a branded corporate website which can be viewed at www.RepliCel.com to provide corporate information and information about our technology and the progress of our clinical trials.  The campaign will be designed to inform current professional hair restoration practitioners about our new technology and give details of its potential, the possible timing of its introduction into the marketplace and licensing options.

In the future, this site will act as our principal marketing and communications tool and, in time, we will add sections appropriate to our targeted key audiences – medical professionals, hair restoration clinics and appropriate professional associations.  All marketing and communications efforts will feature a constant internet based strategy which we anticipate will allow us to leverage our technology advantages and brand to generate license sales.

We expect that, eventually, a highly targeted marketing effort will supplement the broad communications tactics and website with a focused direct sales campaign to primary licensee markets.  We have identified the primary licensee market as more than 800 hair restoration physicians.

SELECTED ANNUAL INFORMATION

	Year ended Dec. 31, 2010 (restated for IFRS)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)
Net sales or total revenues	$Nil	$Nil	$Nil
Net loss	$(2,542,525)	$(557,860)	$(23,194)
Basic and diluted loss per share	$(0.11)	$(0.03)	$(0.00)
Loss attributable to owners of the Parent	$(2,542,525)	$(557,860)	$(23,194)
Total assets	$1,308,742	$644,466	$Nil
Long-term liabilities	$Nil	$Nil	$Nil
Dividends declared	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

Three months ended March 31, 2011 compared to three months ended March 31, 2010

Our company had no revenue from operations during the three months ended March 31, 2011 or 2010.  General and administrative expenses totalled $615,054 for the three months ended March 31, 2011 compared to $136,703 for the three months ended March 31, 2010.  The increase in general and administrative expenses was primarily the result of increased legal fees (2011: $17,228, 2010: $9,143), accounting and audit fees (2011: $11,401, 2010: $Nil), office and telephone (2011: $20,533, 2010: $9,699), rent (2011: $10,500, 2010: $1,483), salaries (2011: $139,094, 2010: $9,214) and stock-based compensation (2011: $335,292, 2010: $15,442). The increases in legal, accounting and audit fees, office and telephone, rent, and salaries were due to increased operational activities in 2011 and due to the completion of the share exchanges with TrichoScience and 583885.  The increase in salaries related to amounts paid to the President & CEO and personnel experienced in finance, research and development and corporate administration.

The increase in stock-based compensation expense of $319,850 was due to the release of shares from escrow related to the share exchange with 583885 and the granting of stock  options during the current period.  A stock based compensation charge of $178,045 was recognized on the release of 350,000 common shares from escrow.  Each future release of these shares from escrow will also be considered stock-based compensation.

The Company also recognized a stock based compensation charge of $30,467 for the three months ended March 31, 2011 for stock options granted under Founders Stock Option Agreements, and a stock based compensation charge of $126,780 for the three months ended March 31, 2011 for stock options granted under the Company Stock Option Plan.

During the three months ended March 31, 2011, the Company incurred costs of $182,583 relating to our clinical trials compared to $155,563 for the three months ended March 31, 2010.  We incurred research and development consulting fees of $38,000 and intellectual property costs of $14,048 in 2011 compared to research and development consulting fees of $33,000 and intellectual property costs of $Nil in 2010.  Sales and marketing costs were $47,613 in 2011 compared to $22,953 in 2010.  These increases were all the result of increased operational activities in 2011.

We incurred a net loss for the three month ended March 31, 2011 of $897,298 or $0.03 per share on a basic and diluted basis compared to a net loss of $348,219 or $0.02 per share on a basic and diluted basis for the three months ended March 31, 2010.  The increased loss was the result of increased operational activities in 2011.

Operating Activities

During the three months ended March 31, 2011, we used net cash in operating activities of $963,914 compared to $358,884 for the three months ended March 31, 2010.  The increase in cash used in operating activities was the result of increased operational activities in 2011 as discussed above and the payment of accounts payable existing at December 31, 2010.

Investing Activities

During the three months ended March 31, 2011, the net cash used in investing activities was $2,924 compared to net cash used of $12,451 for the three months ended March 31, 2010.

Financing Activities

During the three months ended March 31, 2011, cash provided by financing activities was $2,482,170 (US$ 2,550,000) compared to cash provided of $520,000 for the three months ended March 31, 2010.  The increase is a result of the private placement of 2,550,000 common shares issued at US$1.00 that took place during the current period.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters.  The figures for the quarter ended December 31, 2010 are calculated from the Company’s annual consolidated financial statements prepared under IFRS. A reconciliation from Canadian GAAP to IFRS can be found in note 14 to the condensed consolidated interim financial statements for the three months ended March 31, 2011. All other amounts are from TrichoScience’s unaudited quarterly financial statements prepared by management under Canadian GAAP. The adoption of IFRS did not have a material effect on the quarterly results presented up to and including September 30, 2010.

	Jun. 30 2009 $	Sept. 30 2009 $	Dec. 31 2009 $	Mar. 31 2010 $	Jun. 30 2010 $	Sept. 30 2010 $	Dec. 31 2010 $ (restated for IFRS)	Mar. 31 2011 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	(7,988)	(77,947)	(465,910)	(348,219)	(337,464)	(186,529)	(1,747,214)	(897,298)
Basic and diluted loss per share	(0.00)	(0.00)	(0.02)	(0.02)	(0.02)	(0.01)	(0.06)	(0.03)

LIQUIDITY AND CAPITAL RESOURCES

Our condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At March 31, 2011, the Company has not yet earned revenue from its business, has accumulated losses of $4,372,934 since incorporation and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The Company has financed its operations to date through the issuance of equity.  The continued volatility in the financial equity markets and may make it difficult to raise funds by private placements of shares.  There is no assurance that the Company will be successful with its financing ventures.

Financing Activities

During the three months ended March 31, 2011, the Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000).  The Company issued 101,200 common shares as finder’s fees in connection with the private placement.

Stock Option Plans:

Under various Founders’ Stock Option Agreements, certain founders of Trichoscience granted stock options to acquire 1,211,000 of their Trichoscience shares to employees and consultants of Trichoscience during the year ended December 31, 2010.  These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the share exchange agreement, the Founders Stock Option Agreements were converted into rights to receive the Founders’ RepliCel shares.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

On March 11, 2011, the Company granted 1,350,000 stock options to directors, officers, employees and consultants exercisable into one common share at US$1.00 per share until March 11, 2018.  These options vest 25% on June 11, 2011, 25% on March 11, 2012, 25% on March11, 2013 and 25% on March 11, 2014.

OFF BALANCE SHEET ARRANGEMENTS

None.

RELATED PARTY TRANSACTIONS

As at March 31, 2011, included in the accounts payable and accrued liabilities were $6,349 (March 31, 2010: $70,966) due to directors and/or officers of the Company and/or companies they control or of which they were significant shareholders for accrued consulting fees, research and development consulting fees, rent, legal fees and acquisition transaction costs.  The amounts owing are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2011, the Company had the following related party transactions:

-	Research and development consulting fees totalling $20,000 (March 31, 2010 - $10,000) were paid to a director and companies owned by directors and officers of the Company;

-	Administrative consulting fees totalling $27,250 (March 31, 2010 - $29,200) were paid to directors and officers and companies owned by directors and officers of the Company;

-	Rent expense of $9,000 (March 31, 2010 - $Nil) was paid to a company owned by a director of the Company;

-	Clinical trial costs totalling $18,000 (March 31, 2010 - $18,000) were paid to a company owned by a director of the Company; and

-	Legal fees and acquisition costs of $6,346 (March 31, 2010 - $Nil) were paid to a law firm for which a director of the company was a partner and a law firm related to a director of the company

-
The Company considers key management to be the Chief Executive Officer and the Chief Financial Officer, salaries totalling $99,000 (March 31, 2010 - $Nil) and stock-based compensation totalling $19,110 (March 31, 2010 - $Nil) were paid to key management.

These transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

PROPOSED TRANSACTIONS

None.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in compliance with IFRS requires management to make certain judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of the useful lives of equipment, fair value measurements for financial instruments, determining the fair value of stock-based compensation, accrued liabilities, and the valuation allowance relating to future tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates used in the preparation of the financial statements and could impact future results of operations and cash flow.

CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 3 to its condensed consolidated interim financial statements for the three months ended March 31, 2011.

International Financial Reporting Standards (“IFRS”)

The condensed consolidated interim financial statements  for the three months ended March 31, 2011 have been  prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34 Interim Financial Reporting. As they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian GAAP have been included in the financial statements for the comparative annual period. However, the condensed interim financial statements do not include all of the information required for full annual financial statements.

The condensed consolidated interim financial statements for the three months ended March 31, 2011 should be read in conjunction with the Company’s 2010 annual consolidated financial statements and an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14 to the March 31, 2011 financial statements.

The impact of the transition from Canadian GAAP to IFRS requires three adjustments that have been reflected in the March 31, 2011 condensed consolidated interim financial statements on transition from Canadian GAAP to IFRS:

-	The Company has made an adjustment to expense the TrichoScience acquisition transaction costs of $130,329 which were debited to share capital under Canadian GAAP.

-
The Company has made an adjustment for the fair value of the listing cost associated with TrichoScience becoming a public company.  This listing cost will be expensed and will represent the additional value of the Company at December 22, 2010 (over and above the net assets acquired) associated with its public listing on the OTCQB.  The amount of the listing expense is $85,000.

-
The classification of non-controlling interest has changed, to be included as a component of equity.  Additionally, (i) net income includes net income or loss attributable to the non-controlling interest; (ii) net income or loss attributable to the shareholders of the Company and the net income or loss attributable to non-controlling interest have been displayed in the statements of income and (iii) losses have been allocated to the non-controlling interest even if the losses exceed the equity attributable to non-controlling interest.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The following new standards, amendments and interpretations, that have not been early adopted in these consolidated interim financial statements, will or may have an effect on the Company’s future results and financial position:

•           IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated interim financial statements, will not have an effect on the Company’s future results and financial position:

•           IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

•           IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

•           Amendments to IFRS 9: Financial Instruments (Effective for periods beginning on or after January 1, 2013)

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at March 31, 2011, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and advances payable.

The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency.  Given that at March 31, 2011 and December 31, 2010, the Company had minimal financial assets and liabilities denominated in foreign currencies, it considers this risk to be insignificant.  The Company does not hedge its foreign exchange risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business  requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. Without further equity financing, it is unlikely that the Company will be able to meet the obligations associated with its financial liabilities.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.  Advances payable are non-interest bearing and therefore are not subject to interest rate risk.

OUTSTANDING SHARE DATA

Issued and Outstanding – Common Shares

Number of Shares
Balance, December 31, 2010	27,053,960
Shares issued for cash:
- Private placements at US$1.00	2,550,000
Issued for finder’s fees	101,200
Issued on tender of TrichoScience shares	3,695,897
Issued on tender of TrichoScience shares	7,148,949
Balance, June 29, 2011	40,550,006

Stock Options Outstanding

	Number	Weighted Average Exercise Price

Balance, December 31, 2010	1,485,000	US$0.50
Granted	1,350,000	US$1.00

Balance, June 29, 2011	2,835,000	US$0.74

At June 29, 2011, 337,500 stock options are exercisable.

RISKS AND UNCERTAINTIES

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

Risks Relating to our Business

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our planned operations to date. As at March 31, 2011, we have accumulated $4,449,835 in losses since incorporation.  Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business.  We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our hair cell replication technology.

Our hair cell replication technology is at an early stage of development and we may not develop hair cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our hair cell replication technology, or to commercialize it.  Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

Our clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause our business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials. We believe that our clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, we or regulatory officials may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks. If our clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, our business may fail.

Our success depends on the acceptance of our hair cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our hair cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of hair loss, the long term effects of using our new hair cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our hair cell replication technology is not as safe or effective as other hair restoration treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

If we are not able to effectively protect our existing intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology.  We currently have registered patents for our hair cell replication technology in Australia and the European Union.  If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management’s attention from our business, any of which could negatively impact our business or financial condition.

The successful acquisition and maintenance of patent rights is critical to our business and any failure in this regard could hinder the development and marketing of our technology.

We currently have patent applications pending in the United States and several other countries around the world.  Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology.  In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. The risk of third parties obtaining patents and filing patent applications will continue to increase as the hair restoration market expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Competitors in the hair restoration and related fields may currently offer, or may develop, superior hair loss solutions which could limit the market for our technology.

The market for hair restoration products and technology is competitive. We expect that some of our most significant competitors will be more established companies. These companies may have greater capital resources or experience in research and development, manufacturing, testing, obtaining regulatory approvals or marketing capabilities.  As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. We face competition from companies offering traditional more established products and technologies.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing hair cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company’s business, or the application of existing laws and regulations to hair cell replication technology, could have a material adverse effect on our company’s business, prospects, financial condition and results of operations.

Risks Relating to our Management

We are dependent on the services of certain key personnel and the loss of any of these key personnel may have a materially adverse effect on our company.

While engaged in the business of developing a new hair cell replication technology, our company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and we may not be able to attract and retain such personnel.  Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management consultants.  Loss of any of these people would have a material adverse effect on our company.  Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors or officers of other life sciences companies.

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies.  While we are engaged in the business of developing a new hair cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

Our company’s by-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our company’s by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Other Information

The Company’s website address is www.replicel.com. Other information relating to the Company may be found on SEDAR at www.sedar.com

Board Approval

The board of directors of the Company has approved this MD&A

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, David Hall, President & Chief Executive Officer of RepliCel Life Sciences Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of RepliCel Life Sciences Inc., (the “issuer”) for the interim period ended March 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 29, 2011

   /s/   “David Hall”

David Hall
President & Chief Executive Officer
RepliCel Life Sciences Inc.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Brent Petterson, Chief Financial Officer of RepliCel Life Sciences Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of RepliCel Life Sciences Inc., (the “issuer”) for the interim period ended March 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 29, 2011

  /s/   “Brent Petterson”

Brent Petterson
Chief Financial Officer
RepliCel Life Sciences Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Bayley
Gemma Bayley, Secretary
Date:  June 29, 2011